UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Tel-Instruments Electronics Corp. (Name of Issuer)

(Title of Class of Securities) 879165207

(Cusip Number)

February 15, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879165207

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compenio Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares	5.	SOLE VOTING POWER 134,189
Beneficially owned by	6.	SHARED VOTING POWER 134,189
Each Reporting Person With	7.	SOLE DISPOSITIVE POWER 134,189
	8.	SHARED DISPOSITIVE POWER 134,189
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,300
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN RO W (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% based on 3,246,087 shares outstanding as of December 12, 2013
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 879165207

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jody Kane
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
Number of Shares	5.	SOLE VOTING POWER 23,784
Beneficially owned by	6.	SHARED VOTING POWER 23,784
Each Reporting Person With	7.	SOLE DISPOSITIVE POWER 23,784
	8.	SHARED DISPOSITIVE POWER 134,189
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,300
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% based on 3,246,087 shares outstanding as of December 12, 2013
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 879165207

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan Lichter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares	5.	SOLE VOTING POWER 23,327
Beneficially owned by	6.	SHARED VOTING POWER 134,189
Each Reporting Person With	7.	SOLE DISPOSITIVE POWER 23,327
	8.	SHARED DISPOSITIVE POWER 134,189
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,300
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% based on 3,246,087 shares outstanding as of December 12, 2013
12.	TYPE OF REPORTING PERSON HC

Item 1(a). Name of Issuer:

Tel-Instrument Electronics Corp.

Item 1 (b) Address of Issuer’s Principal Executive Offices:

1 Branca Road, East Rutherford, New Jersey 07073

Item 2(a). Name of Person Filing:

This Statement if filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Diamond Bridge Capital, L.P.
(ii)	Jody Kane (“Mr. Kane”)
(iii)	Jonathan Lichter (“Mr. Lichter”)

This Statement pertains to the Shares (as defined herein) of the Issuer which are held for the account of (i) Diamond Bridge Capital, L.P., a Delaware limited partnership (ii) Jody Kane, and (iii) Jonathan Lichter. Compenio Capital Advisors, LLC serves as the investment adviser to Diamond Bridge Capital, L.P. In such capacity, Mr. Kane and Mr. Lichter may be deemed to have voting and dispositive power over the Shares held for the account of Diamond Bridge Capital, L.P., in addition to the Shares held for their own account. Mr. Kane and Mr. Lichter are the managing members of Compenio Capital Advisors, LLC, with discretionary authority in relation to trades advised by Compenio Capital Advisors, LLC.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Compenio Capital Advisors, LLC, Jody Kane and Jonathan Lichter is 800 Westchester Avenue, Rye Brook, New York 10573.

Item 2(c). Citizenship:

i)	Compenio Capital Advisers, LLC is a New York limited liability company.
ii)	Jonathan Lichter is a citizen of the United States.
iii)	Jody Kane is a citizen of South Africa.

Item 2(d). Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e) CUSIP Number:

879165207

Item 3. If this Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of December 31, 2013, Compenio Capital Advisors, Mr. Kane and Mr. Lichter may be deemed to be the beneficial owners of 181,300 Shares. This amount consists of 134,189 Shares held for the account of Diamond Bridge Capital, L.P., 18,751 Shares held for the account of Mr. Kane, 6,600 Shares held for the account of Mr. Kane’s wife, Jayne Kane, and 23,327 for the account of Mr. Lichter.

Item 4(b). Percent of Class:

The number of Shares of which each of Compenio Capital Advisors, Mr. Kane and Mr. Lichter may be deemed to be the beneficial owners constitutes approximately 5.6% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 3,246,087 shares outstanding as of December 31, 2013.

Item 4(c) Number of Shares of which such person has:

Compenio Capital Advisors, Jody Kane and Jonathan Lichter

(i) Sole power to vote or direct the vote:	181,300

(iii) Sole power to dispose or direct the disposition of:	181,300

(iii) Sole power to dispose or direct the disposition of:	181,300

(iv) Share power to dispose or direct the disposition of:	181,300

Item 5. Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6. Ownership of Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired

the Security Being Reported on By the Parent Holding Company:

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10. Certification:

By signing below each of the Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: 02/15/2014	Compenio Capital Advisors, LLC

	By:	/s/

Date: 02/15/2014		/s/ Jody Kane
Jody Kane

Date: 02/15/2014		/s/ Jonathan Lichter
Jonathan Lichter